EXHIBIT 12

STATEMENT SETTING FORTH COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31, (Millions of dollars)(Unaudited)

	2000	1999	1998
Net profit	$159	$128	$112
Add:
Provision for income taxes	84	75	67
Deduct:
Equity in profit of partnerships	(3)	(2)	(3)
Profit before taxes	$240	$201	$176

Fixed charges:
Interest on borrowed funds	$725	$569	$502
Rentals at computed interest*	5	5	4
Total fixed charges	$730	$574	$506
Profit before taxes plus fixed charges	$970	$775	$ 682

Ratio of profit before taxes plus fixed charges to fixed charges	1.33	1.35	1.35

*Those portions of rent expense that are representative of interest cost.